Exhibit 99.1
ENCORE ACQUISITION COMPANY
RATIOS OF EARNINGS (LOSS) TO FIXED CHARGES
($ in thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Loss before income taxes	$(93,078)	$(72,024)	$(103,866)	$(21,977)
Adjustments:
Add fixed charges:
Interest expense	19,126	16,785	35,089	36,545
Rental expense attributable to interest	594	512	1,229	935

Total fixed charges	19,720	17,297	36,318	37,480

Adjusted earnings (loss)	$(73,358)	$(54,727)	$(67,548)	$15,503

Ratio of earnings (loss) to fixed charges (a)	(3.7)	(3.2)	(1.9)	0.4

(a)	For the three and six months ended June 30, 2009, earnings as defined were inadequate to cover fixed charges as defined by $93.1 million and $103.9 million, respectively. For the three and six months ended June 30, 2008, earnings as defined were inadequate to cover fixed charges as defined by $72.0 million and $22.0 million, respectively.